U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549


                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                (Check one)

[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ]
Form 10-Q and
Form 10-QSB [ ] Form N-SAR

     For Period Ended:   December 31, 1995

     [ ] Transition Report on Form 10-K and Form 10-KSB
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q and Form 10-QSB
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:   N/A



          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


PART I--REGISTRANT INFORMATION


     Full Name of Registrant: AmeriConnect, Inc.

     Former Name if Applicable:    Amerifax, Inc.

     6750 West 93rd Street, Suite 110
     Address of Principal Executive Office (Street and Number)

     Overland Park, KS 66212
     City,  State and Zip Code

PART II--RULES 12b-25(b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate).

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x] (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

The Form 10-KSB cannot be filed within the prescribed period without unreasonable effort or expense because the registrant is currently awaiting additional information from third parties in order to complete its financial statements as of and for the year ended December 31, 1995. This information is integral to the completion of the financial statements and cannot be obtained timely without unreasonable effort and expense to the registrant.


PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      Robert R. Kaemmer                  913                341-8888
           (Name)                     (Area Code)      (Telephone Number)

     (2)  Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                        [X] Yes   [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [X] Yes  [ ] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           See Attachment A

                            AmeriConnect, Inc.
               (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 1996          By:   /s/ Robert R. Kaemmer
                                   Name: Robert R. Kaemmer
                                   Title:   President and Director



                                 ATTENTION


          Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                               ATTACHMENT A

          The Company anticipates a net loss of approximately
$1,600,000 for the fiscal year ended December 31, 1995 compared to a net income of $421,580 for the fiscal year ended December
31, 1994.  The expected net loss for the fiscal year ended
December 31, 1995 is due in part to one time charges, including
(i) approximately $400,000 that the Company has recorded as an allowance for bad debt on notes receivable and related accounts receivable due from a specific agent whose commissions will not be sufficient to cover these amounts, (ii) a valuation allowance of approximately $500,000 that the Company established to reduce the deferred tax asset to the amount that will more likely than not be realized and (iii) approximately $200,000 in previously recorded credits initially believed to have been due from one of the Company's telecommunications providers that were subsequently determined to be uncollectible and were written off. However, since the audit is not complete, the net loss referred to above is tentative.